Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED

JUNE 30, 2025

CONTENTS

COMPANY OVERVIEW	2
OUTLOOK	3
FINANCIAL RESULTS	7
FINANCIAL CONDITION REVIEW	11
KSM SITE CAPTURE AND EARLY WORKS	15
MINERAL INTERESTS	17
LIQUIDITY AND CAPITAL RESOURCES	22
COMMITMENTS AND CONTINGENCIES	28
OTHER CONTINGENCIES	28
CONTROLS AND PROCEDURES	29
SUSTAINABILITY	30
SHARES ISSUED AND OUTSTANDING	31
RECENT ACCOUNTING PRONOUNCEMENTS	31
CRITICAL ACCOUNTING ESTIMATES	31
RISKS AND UNCERTAINTIES	32
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	32

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated August 13, 2025, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes ("consolidated interim financial statements") as at and for the three and six months ended June 30, 2025. It should be read in conjunction with the Company's audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2024, and the 2024 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR, as well as the Company’s website www.seabridgegold.com. This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Note Regarding Forward-Looking Statements" in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell interests in projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.

The consolidated interim financial statements for the three and six months ended June 30, 2025, and the comparative periods have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

COMPANY OVERVIEW

Seabridge Gold Inc. is a company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to a rising gold price and additional exposure to copper from significant copper resources it has acquired and discovered. The Company’s business plan is to increase its mineral resources in the ground, through exploration, but not to go into production on its own. The Company intends to sell projects or participate in joint ventures towards production with major mining companies. Since its inception in 1999, Seabridge has acquired interests in numerous advanced-stage gold projects situated in North America, and its principal project is the KSM property located in British Columbia. The Company also holds a 100% interest in the Courageous Lake property located in the Northwest Territories, the 3 Aces Project in Yukon, the Snowstorm Project in Nevada and the Iskut Project other than a portion of the Snip North target in the north of the Iskut Project, in which the Company owns between a 95% and 100% interest. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM and Iskut. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

OPERATING AND FINANCIAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

	Three months ended June 30,		Six months ended June 30,
(in thousands of Canadian dollars, except share data)	2025	2024	2025	2024
Remeasurement gain (loss) on secured note liabilities through profit and loss	(20,119)	68,115	(3,838)	82,755
Remeasurement gain (loss) on secured note liabilities through other comprehensive income	(26,573)	55,430	(33,675)	34,079
Realized foreign exchange gain (loss)	(2,311)	246	(903)	698
Unrealized foreign exchange gain (loss)	30,566	(5,997)	31,084	(19,350)
Corporate and administrative expenses	(4,955)	(4,799)	(9,309)	(9,446)
Income tax recovery (expense)	2,025	(15,630)	(2,320)	(21,403)
Cash used in operating activities	(3,604)	(9,986)	(5,245)	(8,633)
Cash used in investing activities	(60,591)	(13,565)	(90,226)	(52,864)
Cash from financing activities	29,760	38,931	168,002	49,764

Share data
Basic earnings per share	0.12	0.51	0.23	0.43
Diluted earnings per share	0.12	0.51	0.23	0.42
Weighted average outstanding shares (basic) (millions)	100.7	87.9	98.2	87.2

(In thousands of Canadian dollars)	June 30, 2025	December 31, 2024
Balance sheet information
Cash and cash equivalents	121,383	49,815
Mineral interests, property and equipment	1,311,732	1,251,424
Long-term receivables and prepaid expenses	174,320	119,947
Secured note liabilities	575,854	562,552

1)	During the three months ended June 30, 2025, cash used in investing activities included $21.1 million investment in mineral interest, property and equipment (second quarter of 2024 - $12.6 million), and $38.8 million investment in long-term receivables and prepaid expenses (second quarter of 2024 - nil).

During the six months ended June 30, 2025, cash used in investing activities included $35.4 million investment in mineral interest, property and equipment (six months ended June 30, 2024 - $51.9 million), and $54.4 million investment in long-term receivables and prepaid expenses (six months ended June 30, 2024 - nil).

OUTLOOK

KSM Project

The Company continues its pursuit of a joint venture agreement on the KSM Project with a suitable partner on terms advantageous to the Company, since it does not intend to build the full project or operate the project alone. The KSM Project includes multiple deposits and provides a joint venture partner, or purchaser, flexibility in the design of the project. The 2022 KSM PFS includes recommendations on additional work that could be completed to advance the project and in the current quarter, the Company has embarked on completing some of those tasks.

The Company received its environmental approvals from the federal, provincial and Nisga’a Lisims governments in 2014, which allows for the mining and processing of 2.3 billion tonnes of ore from the KSM mineral deposits. These environmental assessment approvals are not subject to expiry with the receipt of KSM’s substantial start designation in July 2024 from the Province of British Columbia (the “Province”). In addition to its environmental approvals, the Company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early works programs, such as road and camp construction. Additional permits will still need to be obtained prior to the project going into full production. The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the Mitchell Treaty Tunnel (“MTT”) complex, two 23 km long parallel tunnels that connect the mine sites to the milling and processing area. The Company currently holds a number of authorizations required for the MTT, including a Mines Act permit M-245 (“M-245”) covering a portion of the MTT construction; and a License of Occupation (“LoO”) for the proposed MTT route. The Chief Gold Commissioner has also issued a Conditional Mineral Reserve (“CMR”) requiring the mineral tenure holders along the MTT route not to obstruct, endanger or interfere with the MTT. These authorizations were granted by the appropriate government agencies originally in 2014, with the M-245 Permit issued in 2022 as a consolidation of the previous exploration permits and the LoO renewed in 2024 for 20 years. The LoO provides KSM the right to occupy the area in which it intends to construct and operate the MTT. Once the MTT is constructed, the License will be converted into a statutory right-of-way.

In 2025, the Company endeavors to collect anticipated field data for, and undertake value engineering to support a future KSM bankable feasibility study, respond to data requirements from the joint venture process, and fund other costs associated with ongoing activities. In the current quarter, the Company made the final prepayments to BC Hydro for the completion of the KSM switching station. The work that a joint venture partner might choose to complete might require the collection of additional data, and the feasibility study work might conclude that the development of the KSM Project should proceed generally in accordance with the 2022 KSM PFS or take a different approach to the development of the KSM Project. Therefore, the timing and cost to conclude a feasibility study are difficult to predict. The Company also continues to advance the permitting process for securing the provincial approval to construct the full length of the MTT.

The Company plans its work to advance the KSM Project on an annual basis; when the results of one year’s work have been received and analyzed, planning for the next year begins. While planning its programs, the Company will consider the recommended work in the 2022 KSM PFS, but the Company will decide on work based on its priorities and available financing, the results of its advancement work, and the items it believes are best left for a joint venture partner to complete. Plans and objectives for each year are announced early each year. The Company has only prepared preliminary estimates for the cost of additional work, which has been recommended in the PFS that would see KSM through the next stages of development, and certain of the work requires further engineering before reasonable cost estimates can be established.

On January 17, 2024, the Company filed its application for the Substantially Started Designation (“SSD”) for KSM, and in July 2024, the Company received a positive determination from the Province. The designation makes the EAC, for the KSM Project, no longer subject to expiry, significantly reducing project risk.

To apply for the SSD for KSM, by the end of 2023, the Company had completed infrastructure work, including the construction of fish habitat offsetting ponds, powerline infrastructure, road, bridge, and camp construction. In 2024 and the current year, the Company continued early works activities, focusing on the continued construction of the power substation and the clearing of additional sites for the location of the proposed additional infrastructure, along with other technical and environmental activities.

On November 22, 2024, the Tsetsaut/Skii km Lax Ha (“TSKLH”) filed a petition against the Province seeking judicial review of the SSD by the Province for the KSM Project. TSKLH are seeking a declaration that the Province failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the Province failed to fulfill its duty to consult, the Province failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. On November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the Province and the KSM Mining ULC, also seeking an order quashing the SSD on the basis that the SSD was unreasonable. SCT and SEITC are challenging the SSD as public interest advocates who claim no rights or property interests in the KSM Project area, rather than as private litigants.

The SSD is unaffected by the petitions and will remain in place if the Province successfully defends the SSD. If the petitioners are successful, a typical order in these circumstances would require a resumption of the substantially started determination process, either to expand consultation of TSKLH or reconsider the reasons for its determination, and then a fresh determination would be issued (which may or may not reaffirm the SSD). If, after resumption of the substantially started determination process, the Province determines the KSM Project was not “substantially started”, the SSD would not remain in place and the EAC would not expire until July 29, 2026. In this instance the Company could submit a new application for a substantially started determination and include in the application additional work completed at the KSM Project since the filing of the initial SSD application in January 2024. Additionally, the EAC would not expire within the review period by the Province and would only expire, if upon review of the second application, the Province determined that the KSM Project was not substantially started.

If the Company is unsuccessful in retaining or achieving its SSD by any of the processes described above, the EAC would expire. Based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management considers that the probability of KSM Mining ULC not retaining the EAC is remote.

The Company remains on track to meet its 2025 budget of $162.7 million for activities at KSM. In the first half of the year, $54.4 million was paid to BC Hydro for construction of the Treaty Creek switching station, $72.1 million for site capture and early works activities, $8.0 million for environmental and social spending, $23.8 million for technical and engineering, and $4.4 million for payroll and other holding and property costs. In the second half of 2025, the Company will focus on advancing site capture, early works, and environmental programs.

Iskut Project

The 2025 exploration plans for Iskut focus on completing a planned 8,000 meter drill program in a 10 to 12 drill hole program in order to announce a maiden copper-gold mineral resource at the Snip North target in Q1 2026. Additionally, the Company aims to explore further copper-gold discovery potential. The drill program, which commenced in the current quarter, will use structural, geochemical, and AI-assisted geophysical modeling.

In 2024, the Company identified a large, intense hydrothermal system at Snip North that remains open to the West and Northwest. This continues to be the focus of exploration in 2025, leading to the definition of a mineral resource, as the source of the mineral system discovered in 2024 is still unknown. Defining resources at Snip North will provide valuable insights that can be applied to other areas of the Iskut Property, where there is potential for additional Cu-Au porphyry discoveries.

Subsequent to the quarter, the Company released results from the first three holes drilled this summer at the Snip North target, which confirmed a copper-gold porphyry deposit of unusual size and consistency. These holes are part of a 12,000-meter drill program aimed at expanding zones of intense potassic alteration and associated mineralization discovered in 2024. Each of the first three holes extended the mineralized footprint of Snip North, intersecting wide intervals of porphyry-style mineralization with significant copper and gold grades.

The Company remains on track to meet its 2025 budget of $13.4 million. The environmental work continues on the reclamation and closure plan for the Johnny Mountain mine. Along with other non-reclamation environmental work, project carrying costs, and payroll cost allocation, an additional $5.5 million is expected to be incurred for a total of $18.9 million planned spend in 2025.

3 Aces Project

The 2025 exploration objective for 3 Aces is to complete an evaluation of the strike extension of the Central Core Area to the south. Accomplishing this objective will involve completing 2,500 meters of diamond drilling in 5 to 7 holes. The Company remains on track to meet its 2025 budget of $7.4 million.

In 2024, at the 3 Aces Project, the Company completed an exploration program to evaluate and prioritize resource expansion targets across the project. The focus in 2025 is to extend known geological features that host gold in the Central Core Area into covered areas. The Company is pursuing an exploration model that predicts gold is localized on second-order folds along the contact of phyllite and sandstone.

Snowstorm Project

The exploration objective at Snowstorm in 2025 is to continue the evaluation of a Getchell-style gold deposit and deploy new technology for the discovery of Getchell-style mineralization at Snowstorm. The Company remains on track to meet its 2025 budget of $1.8 million. An ambient noise tomography (ANT) survey was completed on the property earlier this year and is being evaluated by external geophysical consultants to identify potential drill targets.

In 2024, a $1.1 million program was conducted to confirm conditions related to existing land use permits for the Goldstorm target and investigate a program to incorporate new technology for the discovery of mineralization at Snowstorm.

Courageous Lake Project

The 2025 plan for Courageous Lake is to maintain local community relations and our permits in good standing and to initiate the permitting process for renewal of the exploration permits for the Project, which are scheduled for expiration in 2027. The Company remains on track to meet its 2025 budget of $0.8 million.

Financing

The company is pursuing various funding alternatives to support its operations and achieve its objectives. On February 19, 2025, it completed a bought deal offering generating US$80.1 million in gross proceeds. In addition, the company concurrently closed a private placement with a strategic investor, raising an additional US$20.1 million. Also in June 2025, the Company completed a $30.5 million private placement flow-through financing.

Other financing options include issuing shares under a Prospectus Supplement to the existing Base Shelf Prospectus, sales under the ATM facility, selling or optioning the Company’s properties or a royalty or streaming interest in the Company’s properties, securing funding from a joint venture partner, and private placements, including flow-through financings.

FINANCIAL RESULTS

	Three months ended June 30,			Six months ended June 30,
(in thousands of Canadian dollars except where noted)	2025	2024	change	2025	2024	change
Remeasurement gain (loss) on secured note liabilities through profit and loss	(20,119)	68,115	(88,234)	(3,838)	82,755	(86,593)
Corporate and administrative expenses	(4,955)	(4,799)	(156)	(9,309)	(9,446)	137
Foreign exchange gain (loss)	28,255	(5,751)	34,006	30,181	(18,652)	48,833
Other income - flow-through shares	5,928	2,105	3,823	6,223	2,353	3,870
Interest income	1,354	1,314	40	2,232	1,625	607
Finance costs and other	(159)	(113)	(46)	(289)	(164)	(125)
Earnings before income taxes	10,304	60,871	(50,567)	25,200	58,471	(33,271)
Income tax recovery (expense)	2,025	(15,630)	17,655	(2,320)	(21,403)	19,083
Net earnings	12,329	45,241	(32,912)	22,880	37,068	(14,188)

During the current quarter, the Company recorded net earnings of $12.3 million, or $0.12 per share, on both a basic and diluted basis. During the comparative period of 2024, the Company recorded net earnings of $45.2 million, or $0.51 per share, on both a basic and diluted basis.

During the first six months of 2025, the Company recorded net earnings of $22.9 million, or $0.23 per share, on both a basic and diluted basis. During the comparative period of 2024, the Company recorded net earnings of $37.1 million, or $0.43 per share, on a basic and $0.42 on a diluted basis.

Remeasurement gain (loss) on secured note liabilities through profit and loss

During the three and six months ended June 30, 2025, the loss recognized on the remeasurement of secured note liabilities was mainly the net result of losses due to an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the gain due to slight increase in discount rates and payment of interest.

During the three and six months ended June 30, 2024, the gain recognized on the remeasurement of the secured note liabilities was the net result of gains due to an increase in discount rates, re-estimating timelines for achieving key milestones and full development of the project to commercial production, and payment of interest, offset by the impact of narrower credit spreads, higher metal prices, the appreciation of the US dollar compared to the Canadian dollar, and the change in the valuation date.

Corporate and administrative expenses

Corporate and administrative expenses are outlined below:

	Three months ended June 30,				Six months ended June 30,
($000s)	2025	2024	$ Change	% Change	2025	2024	$ Change	% Change
Employee compensation	1,692	1,638	54	3%	3,415	3,358	57	2%
Stock-based compensation	1,409	857	552	64%	2,471	2,047	424	21%
Professional fees	752	1,210	(458)	(38)%	1,061	1,915	(854)	(45)%
Other general and administrative	1,102	1,094	8	1%	2,362	2,126	236	11%
	4,955	4,799	156	3%	9,309	9,446	(137)	(1)%

Total Corporate and administrative expenses for the three months ended June 30, 2025, were $5.0 million compared to $4.8 million in the prior-year period. The increase was mainly due to higher stock-based compensation, partially offset by lower professional fees.

Total corporate and administrative expenses in the first six months of 2025 were $9.3 million compared to $9.4 million in the first six months of 2024. A slight decrease was mainly due to lower professional fees, partially offset by higher stock-based compensation and higher other general and administrative expenses. Lower professional fees were mainly due to the lower costs associated with external consulting and legal fees.

Higher professional fees in 2024 were mainly due to the higher costs associated with external consulting, due diligence costs, and legal expenses. Higher general and administrative expenses in 2025 were mainly due to higher insurance premiums and higher investor relations costs.

During the three and six months ended June 30, 2025, stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $0.6 million and $0.4 million, respectively, when compared to the same periods in 2024. The increase was primarily due to the accelerated amortization of RSUs and DSUs, recognized upon the retirement of two board members on June 25, 2025.

As at June 30, 2025, 755,302 RSUs and 52,500 DSUs were outstanding. The Company’s stock-based compensation expenses related to RSUs and DSUs are presented in the following tables:

		($000s)
RSUs granted	Number of RSUs	Grant date fair value	Forfeited/ Expired	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
Jun 24, 2021	10,000	222	-	222	-	-	-
Sept 1, 2021	20,000	454	-	454	-	-	-
Sept 7, 2021	10,000	229	-	229	-	-	-
Oct 1, 2021	10,000	195	-	195	-	-	-
Jul 4, 2022	10,000	159	-	133	26	-	-
Dec 13, 2022	310,266	4,899	10,665	2,955	1,488	306	150
Jun 28, 2023	20,000	312	-	52	104	52	104
Dec 11, 2023	379,300	4,504	78,041	117	1,929	813	1,645
Dec 9, 2024	316,420	4,987	1,500	0	121	996	3,870
			90,206	4,357	3,668	2,167	5,769

		(000s)
DSUs granted	Number of DSUs	Grant date fair value ($)	Expensed prior to 2024	Expensed in 2024	Expensed in 2025	Balance to be expensed
December 9, 2024	54,500	1,031	-	12	304	715
June 25, 2025	10,000	196		-	-	196
			-	12	304	911

During the current quarter, 10,000 DSUs were granted to a new member of the Board of Directors. In addition, 12,000 DSUs and 22,000 RSUs vested upon the retirement of two Board members.

During the fourth quarter of 2024, 54,500 DSUs were granted to members of the Board of Directors, 272,420 RSUs were granted to senior management, and 44,000 RSUs were granted to other employees of the Company. The vesting of certain RSUs granted to senior management is dependent on attaining corporate objectives, including a positive construction decision at KSM and the Company’s share price outperforming certain market benchmarks. A total of 69,375 RSUs granted to senior management, subject to market condition-based vesting, expired on December 31, 2024, as the performance criteria were not met.

During the first quarter of 2024 and upon the Company submitting its formal application to BC regulators for the KSM Project to be designated as Substantially Started, 58,066 RSUs, granted in 2022, vested. During the third quarter of 2024, upon the Company receiving its Substantially Started Designation from the BC Government, 58,067 RSUs, granted in 2022, vested together with an additional 5,000 RSUs granted to a director. In December 2024, 25,505 RSUs vested, representing one-third of the RSUs granted to the non-executive employees in 2022 and 2023.

Foreign exchange

	Three months ended June 30,			Six months ended June 30,
($000s)	2025	2024	change	2025	2024	change
Unrealized foreign exchange gain (loss)	30,566	(5,997)	36,563	31,084	(19,350)	50,434
Realized foreign exchange gain (loss)	(2,311)	246	(2,557)	(903)	698	(1,601)
Foreign exchange gain (loss)	28,255	(5,751)	34,006	30,181	(18,652)	48,833

Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the US dollar in the period.

The secured note liabilities are denominated in US dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) on the consolidated statements of operations and comprehensive income (loss). Remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in US dollars. Appreciation of the Canadian dollar relative to the US dollar during the current year resulted in a foreign exchange gain on the revaluation of secured note liabilities, and conversely, a foreign exchange loss on the revaluation of cash and cash equivalents denominated in US dollars.

Other income - flow-through shares

During the three and six months ended June 30, 2025, the Company recognized $5.9 million and $6.2 million, respectively, of other income related to the flow-through share premium recorded on the financings completed in June 2024, December 2024 and June 2025 (discussed below). During the three and six months ended June 30, 2024, the Company recognized $2.1 million and $2.4 million, respectively, of other income related to the flow-through share premium recorded on the financing completed in December 2022.

Interest income

Interest income recognized during the three and six months ended June 30, 2025, amounted to $1.4 million and $2.2 million, respectively, compared to $1.3 million and $1.6 million during the three and six months ended June 30, 2024, respectively. The increase was primarily attributable to interest income earned on cash deposits and short-term investments made with the proceeds from the private placement and the bought deal financing completed in February 2025.

Finance costs and other

Finance costs and other amounted to $0.2 million and $0.3 million in the three and six months ended June 30, 2025, respectively, compared to $0.1 million and $0.2 million in the three and six months ended June 30, 2024, respectively. During the first six months of 2025, capitalized interest related to the secured note liabilities amounted to $17.2 million, compared to $16.0 million in the comparative period of 2024. Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.

QUARTERLY INFORMATION

Selected financial information for the last eight quarters ending June 30, 2025 is as follows:

(in thousands of Canadian dollars,	2025		2024				2023
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	-	-	-	-	-	-	-	-
Earnings (loss) for the period	12,329	10,551	(40,764)	(27,551)	45,241	(8,173)	(22,175)	(5,292)
Basic earnings (loss) per share	0.12	0.11	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)
Diluted earnings (loss) per share	0.12	0.11	(0.45)	(0.31)	0.51	(0.09)	(0.26)	(0.06)

Change in the fair value of the secured note liabilities is summarized in the following table:

	2025		2024				2023
(in thousands of Canadian dollars)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Change in fair value through profit or loss:
Fair value remeasurement gain (loss)	(20,119)	16,281	(3,804)	(42,035)	68,115	14,640	(40,065)	11,742
Unrealized foreign exchange gain (loss)	30,564	518	(33,050)	5,972	(5,997)	(13,351)	14,881	(12,013)
Total change in fair value gain (loss) through profit or loss	10,445	16,799	(36,854)	(36,063)	62,118	1,289	(25,184)	(271)
Change in fair value gain (loss) through other comprehensive income (loss)	(26,573)	(7,102)	(15,401)	15,521	55,430	(21,351)	(53,457)	(32,063)
Capitalized deferred interest [1]	(3,374)	(3,498)	(3,406)	(3,325)	(3,335)	(3,287)	(6,588)	-
Total change in fair value	(19,502)	6,199	(55,661)	(23,867)	114,213	(23,349)	(85,229)	(32,334)

1)	The deferred interest related to the 2023 Secured Note is classified as capitalized borrowing costs.

FINANCIAL CONDITION REVIEW

(In thousands of Canadian dollars)	June 30, 2025	December 31, 2024
Balance sheet information
Cash and cash equivalents	121,383	49,815
Other current assets	13,526	8,331
Non-current assets	1,509,540	1,394,591
Total assets	$1,644,449	1,452,737

Current liabilities	31,828	20,319
Non-current liabilities excluding secured note liabilities	17,634	26,848
Secured note liabilities	575,854	562,552
Total liabilities	625,316	609,719
Total equity	1,019,133	843,018
Total liabilities and equity	$1,644,449	1,452,737

Cash and cash equivalents

Cash and cash equivalents increased primarily due to the US$100.2 million financing completed in February 2025, and the $30.5 million private placement flow-through financing completed in June 2025, partially offset by cash used in investing and operating activities during the period.

Other current assets

Other current assets primarily consist of HST and other receivables, prepaid expenses, and investments. The increase in other current assets in 2025 was mainly due to $3.7 million increase in prepaid expenses, and $1.3 million increase due to fair value remeasurement of marketable securities.

Non-current assets

Non-current assets consist primarily of mineral interests, property and equipment, long-term receivables and prepaid expenses, reclamation deposits, and investment in associate. The increase relative to the prior period was primarily due to the Company’s investment in mineral interests, property, and equipment (discussed below under the Site capture and Early works and Mineral interests sections), and a $54.4 million deposit made with BC Hydro.

Current liabilities

The current liabilities balance primarily consists of trade and other payables, flow-through share premium, and the current portion of the provision for reclamation liabilities. Increase in the current liabilities balance in 2025 was mainly due to an increase in trade and other payables associated with seasonal activities at the KSM and the exploration projects during the summer months, and recognition of a flow-through share premium associated with the flow-through financing closed in June 2025.

Non-current liabilities

Non-current liabilities, excluding secured note liabilities, consist primarily of deferred income tax liabilities, provision for reclamation liabilities, and lease obligations. During the first six months of 2025, the Company recognized deferred income tax asset of $8.5 million (first six months of 2024 – $30.5 million deferred income tax liability) primarily due to the losses in the period, including the loss recognized on the remeasurement of the fair value of the secured note liabilities, partially offset by the liability arising from the foreign exchange gain recognized on the revaluation of the secured notes liabilities, and renouncement of expenditures related to the flow-through shares issued which are capitalized for accounting purposes.

Secured notes liabilities

Secured notes liabilities consist of the US dollar-denominated 2022 and the 2023 secured notes. During the first six months of 2025, the fair value of the secured note liabilities increased by $13.3 million, from $562.6 million on December 31, 2024 to $575.9 million on June 30, 2025. The increase in the fair value was primarily due to increase in metal prices, decrease in credit spreads, and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the impact of increase in discount rates, appreciation of Canadian dollar compared to the US dollar, and settlement of interest.

The change in the fair value of the secured note liabilities during the three and six months ended June 30, 2025 and the prior-year period is summarized in the following table:

	Three months ended June 30,		Six months ended June 30,
($000s)	2025	2024	2025	2024
2022 Secured Note:
Remeasurement gain (loss)	(787)	19,493	(3,364)	24,912
Foreign Exchange gain (loss)	17,022	(3,069)	17,299	(9,909)
Total gain through profit or loss	16,235	16,424	13,935	15,003
Gain (loss) through other comprehensive income (loss)	(3,459)	25,056	(4,677)	15,977
Decrease in fair value during the period	12,776	41,480	9,258	30,980
2023 Secured Note:
Remeasurement gain (loss)	(22,706)	45,287	(7,346)	51,221
Foreign Exchange gain (loss)	13,543	(2,928)	13,784	(9,438)
Total gain (loss) through profit or loss	(9,163)	42,359	6,438	41,783
Gain (loss) through other comprehensive income (loss)	(23,114)	30,374	(28,998)	18,102
Decrease (increase) in fair value during the period	(32,277)	72,733	(22,560)	59,885
2022 and 2023 Secured Notes:
Remeasurement gain (loss)	(23,493)	64,780	(10,710)	76,133
Foreign Exchange gain (loss)	30,565	(5,997)	31,083	(19,347)
Total gain through profit or loss	7,072	58,783	20,373	56,786
Gain (loss) through other comprehensive income (loss)	(26,573)	55,430	(33,675)	34,079
Decrease (increase) in fair value during the period	(19,501)	114,213	(13,302)	90,865

During the three and six months ended June 30, 2025, the deferred interest related to the 2023 Secured Note, of $3.4 million and $6.9 million, respectively, (2024 - $3.3 million and $6.6 million) was classified as capitalized borrowing costs.

The company measures the fair value of its secured note liabilities using a discounted cash flow model with a Monte Carlo simulation. At each reporting period, the Company re-estimates the timelines of key milestones to achieve commercial production. Key assumptions in this model are summarized in the following table:

2022 Secured Note:

Inputs and assumptions	June 30, 2025		December 31, 2024
Forecast silver production in thousands of ounces		166,144		166,144
Silver spot price on June 30, 2025 and December 31, 2024 [1]	US$	35.98	US$	29.66
Risk-free rate		4.8%		4.8%
Credit spread		3.9%		4.8%
Share price volatility		60%		60%
Silver royalty discount factor		13.9%		11.6%

1)	The metal prices used in models are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

2023 Secured Note:

Key inputs and assumptions	June 30, 2025		December 31, 2024
Forecast NSR:
Gold in thousands of ounces		10,500		10,500
Silver in thousands of ounces		29,876		29,876
Copper in millions of pounds		19,322		19,322
Molybdenum in millions of pounds		152		152
Metals spot prices on June 30, 2025, and December 31, 2024: [1]
Gold per ounce	US$	3,277.25	US$	2,610.85
Silver per ounce	US$	35.98	US$	28.91
Copper per pound	US$	4.46	US$	4.00
Molybdenum per pound	US$	21.87	US$	21.37
Risk-free rate		4.8%		4.8%
Credit spread		3.9%		4.8%
Share price volatility		60%		60%
NSR royalty discount factor		13.9%		11.6%

1)	The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices

The fair value of the 2022 Secured Note and the 2023 Secured Note were estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.

It should be noted that the remeasurement of the secured note liabilities under IFRS leads to significant gains or losses over time due to changes in the input variables. However, these swings in fair value will have no impact on the actual outcome of the notes at maturity. Either the notes will be put back to the Company at the prescribed fixed price under the rights of the noteholders, or the note will be exchanged for the prescribed royalty and NSR at maturity.

KSM SITE CAPTURE AND EARLY WORKS

During the six months ended June 30, 2025 the Company continued site capture and early infrastructure development activities that focused on site power for construction and eventual production at KSM. In July 2024, the Company received its Substantially Started Designation from the BC Government for the KSM Project. This designation makes the BC Environmental Assessment Certificate (“EAC”) no longer subject to expiry.

Expenditures related to site capture and early work program, started in 2021 and continued through 2025, are illustrated below:

($000s)	Capital expenditures	Prepayments to BC Hydro[1]	Capitalized borrowing costs[2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	14,642	54,373	17,180	86,195
As at June 30, 2025	395,728	161,093	84,173	640,994

1)	In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of a switching station by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to signing the Facilities Agreement and amendments thereto, as at June 30, 2025, the Company has made $161.1 million prepayments. During the current quarter, the Company made an additional $38.8 million prepayment to BC Hydro.

2)	During the six months ended June 30, 2025, Construction in progress additions at KSM included $17.2 million of capitalized borrowing costs (six months ended June 30, 2024 - $16.0 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.

During the six months ended June 30, 2025, the Company incurred $14.6 million in capital and camp operating expenditures. Key activities included the continued installation of grid power at the Treaty Creek switching station by BC Hydro, ongoing operation and maintenance of the project site in accordance with water management requirements, and efforts to optimize the Camp 11 footprint (as discussed below).

In 2024, the Company incurred $44.7 million in capital expenditures. Major components of this investment included the development of Camp 11, construction of the Treaty Creek Access Road (TCAR), implementation of the Taft Creek Fish Habitat Offsetting Programs, Bell-Irving Bridge maintenance, development of Camp 11’s potable water supply, procurement of construction aggregates, consolidation of utilities, and the completion of key water management systems (as detailed below).

Camps

During the six months ended June 30, 2025, the Company completed the work initiated in 2024 to advance the potable water supply system at Camp 11, including the development of a new water well, procurement of pumping and piping equipment, and the installation and commissioning of a water treatment system. During the six months ended June 30, 2025, the Company also completed and commissioned the consolidation of Camp 11 electrical utilities, reducing dependence on multiple generators to lower fuel consumption and emissions, which was initiated in 2024. These cost-saving initiatives have led to a reduction in the annual site operational costs by approximately $2 million.

Roads and Bridges

In 2024, the Treaty Creek Access Road (“TCAR”) underwent several repairs, including road and ditch cleaning, culvert rip rap reinforcements, regrading, and cut bank erosion repairs. The temporary bridge infrastructure was also recertified. Upper TCAR tree clearing and path building took place to support engineering, and the engineering commenced in the current quarter. TCAR from highway 37 to KM 1.5 and the Bell Irving bridge continue to receive regular inspections and maintenance. Road engineering also commenced from Camp 9 to the Mitchell Portal.

In the first six months of 2025, planning is underway to complete and finalize the Engineering design of the North Treaty Access Road (“NTAR”). Engineering of Upper TCAR to Saddle and Camp 9 to Mitchell Portal was completed with design deliverables now under final review.

Coulter Creek Access Road

In 2023, the construction of the Coulter Creek Access Road (“CCAR”) was completed to KM 3.2 at a cost of $9.5 million. The project involved building the road and putting in measures to control water flow and prevent sediment buildup. No additional work on CCAR was conducted in 2024. In the first six months of 2025, engineering was recommenced to complete the IFC designs of CCAR from KM 3.2 to the Mitchell Terminus, including a geotechnical and geochemical investigation drilling program and a ground truthing program to support the constructability of the road designs.

Fish Habitat

The Glacier Creek Fish Habitat Offsetting Program, including all bulk and final earthworks, fish habitat structures, specialty gravels, woody debris, mulching, and revegetation, was successfully completed in 2023 at a total cost of $38.2 million. An additional revegetation planting program was completed in the fourth quarter 2024. Invasive species investigation and removal were completed in 2024 and in plan again for the 2025 season.

In late 2024, the initial earthworks commenced at Taft Creek Fish Habitat Offsetting Program, including construction of the site entrance and laydown areas for future construction, tree clearing and brushing of the construction footprint and brush piling for future burning. During the first six months of 2025, the laydown and brush piling works were completed and the site is ready for future construction.

Land Clearing for Project Infrastructure

To further site investigation activities and in preparation for future work, in 2023, initial land-clearing activities took place for many of the permanent infrastructure locations. These locations included Camp 5, the ore processing center, water diversion channel, Mitchell portal pad, Mitchell temporary water treatment plant and muck pads, a water storage dam, and Mitchell Valley onsite roads. Contracting for additional tree clearing work in 2025 for site investigations, Saddle portal infrastructure and CCAR road alignment Right of Way is in place and tree clearing works are underway.

Hydro Installation

In 2025, the Company continued its collaboration with BC Hydro for the extended construction of the Treaty Creek Terminal station. Substantial progress was made with primary tasks accomplished and the ongoing placement of concrete equipment foundations. The Company has fulfilled all funding required pursuant to the 2022 Facilities Agreement and its amendments by way of the $161.1 million in payments made to date, inclusive of $38.8 million paid during the current quarter. The objective of the payments made to date is to have the extended transmission lines and the required reinforcement work completed in 2026, years prior to the estimated time that power will be required for the construction phase.

MINERAL INTERESTS

During the six months ended June 30, 2025, the Company added an aggregate of $28.4 million (2024 - $16.5 million) expenditures that were attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

	Six months ended June 30, 2025		Six months ended June 30, 2024
($000s)	Amount	Percentage	Amount	Percentage
KSM	20,160	71%	6,395	39%
Iskut	5,146	18%	5,860	36%
Snowstorm	1,112	4%	558	3%
3 Aces	1,728	6%	3,105	19%
Courageous Lake	294	1%	534	3%
Total expenditures	28,440	100%	16,452	100%

The mineral interests’ activities by project are further discussed below.

KSM Project

At KSM, the projected economic results of the 2022 PFS with alternate scenarios are illustrated below:

Amounts expressed in US dollars	2022 PFS Base Case	2022 PFS Recent Spot Case	2022 PFS Alternate Case
Metal Prices:
Gold ($/ounce)	1,742	1,850	1,500
Copper ($/pound)	3.53	4.25	3.00
Silver ($/ounce)	21.90	22.00	20.00
Molybdenum ($/lb)	18.00	18.00	18.00
US$/Cdn$ Exchange Rate:	0.77	0.77	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35	$-83	$118
Operating costs per ounce of gold produced (life of mine) [1]	$275	$164	$351
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601	$490	$677
Initial capital (billions)	$6.4	$6.4	$6.4
Sustaining capital (billions)	$3.2	$3.2	$3.2
Unit operating cost (US$/tonne)	$11.36	$11.36	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6	$46.1	$27.9
NPV @ 5% discount rate (billions)	$13.5	$16.4	$9.2
Internal rate of return	20.1%	22.4%	16.5%
Payback period (years)	3.4	3.1	4.1
Post-Tax Results:
Net Cash Flow (billions)	$23.9	$28.6	$17.1
NPV @ 5% discount rate (billions)	$7.9	$9.8	$5.2
Internal rate of return	16.1%	18.0%	13.1%
Payback period (years)	3.7	3.4	4.3

1)	On a by-product basis

The results of the PEA announced in 2022 are a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the 2022 KSM PFS mine plan has been completed. The PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for 39 years with a peak mill feed production of 170,000 t/d. The PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

In July 2023, the Company was informed that Tudor Gold Corp. (“Tudor”) requested the cancellation of a license of occupation and Mines Act permit held by Seabridge's subsidiary, KSM Mining ULC (KSMCo). Tudor claimed that the BC government did not have the authority to issue these and that they destroy the value of Tudor's claims. The permit authorizes activities, including activities on claims held by Tudor, along the route of tunnels connecting the east and west sides of the KSM Project, and the license allows KSMCo to occupy the area of the tunnels for construction and operation. These authorizations were granted after a thorough regulatory process involving First Nations and Tudor's joint venture partners.

In September 2023, the Company submitted a dismissal request for Tudor’s application to the BC Ministry of Energy, Mines and Low Carbon Innovation (EMLI) and the Ministry of Forests. In October 2023, EMLI affirmed the province’s authority to grant the license and permits. On November 17, 2023, the BC Ministry of Water, Land, and Resource Stewardship (WLRS) confirmed that the license of occupation was in good standing and there is no justification for canceling it.

In early 2024, EMLI clarified that a Conditional Mineral Reserve (CMR) established in 2012 prohibits interference with the tunnel works by any free miner, including Tudor. In several letters to the Chief Gold Commissioner between December, 2024 and April, 2025, Tudor made multiple submissions asking the Chief Gold Commissioner (“CGC”) to decide the dispute between Tudor and Seabridge and to cancel the CMR. In May, 2025, the CGC determined that she did not have jurisdiction to decide the dispute, refused to cancel the CMR and confirmed that the CMR applied to Tudor. Subsequent to the quarter end, on July 14, 2025, Tudor filed a Notice of Appeal in the British Columbia Supreme Court against the CGC and the Company challenging the CGC’s decision not to decide the dispute and the application of the CMR to Tudor. Management is confident that the court will dismiss Tudor's appeal.

In order to achieve its objectives and milestones, the Company estimates annual costs for each of its mineral interests and tracks costs against those estimates for payroll, environmental and social, technical engineering, exploration, and other holding or property costs. The below information describes those planned and actual incurred costs for the six months ended June 30, 2025.

At KSM, the Company’s 2025 actual and full-year planned expenditures related to technical and engineering and environmental and social programs are summarized in the following table:

($000s)	Six months ended June 30, 2025	Plan (full year)
Payroll	1,207	2,604
Technical, engineering, and fieldwork	15,370	58,607
Environmental and social	3,508	8,042
Other holding or property	74	322
Total	20,159	69,575

The Company commenced the KSM Site Investigation program in the second quarter of 2025 to gather critical data required for the potential preparation of a bankable feasibility study. The program scope includes data acquisition through geotechnical and geochemical drilling programs, seismic and drone surveys, hydrological well pump tests, and various field mapping activities on both the Treaty and Mitchell sides of the project. Key focus areas include the water storage dam, mine tunnel geotechnical analysis, pit slope designs for Mitchell and Sulphurets, the tailings management facility, and civil geotechnical assessments at the PTMA and multiple locations across the Mitchell Valley. The program will also be evaluating some of the engineering alternatives for infrastructure.

Expenditures in the environmental and social aspects pertain to conducting baseline studies for environmental monitoring at KSM.

Iskut Project

At Iskut, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Six months ended June 30, 2025	Plan (full year)
Payroll	951	2,854
Exploration	3,888	13,444
Environmental and social	569	2,506
Other property or holding costs	6	80
Total	5,414	18,884

Subsequent to the quarter, the Company reported results from the first three holes of its summer drill program at the Snip North target, confirming a copper-gold porphyry deposit of notable size and consistency. Part of a 12,000-meter program aimed at expanding zones of potassic alteration and mineralization identified in 2024, each hole successfully extended the mineralized footprint and intersected wide intervals of porphyry-style mineralization with significant copper and gold grades.

In 2024, the Company completed over 23,000 meters of diamond drilling at Snip North and Bronson Slope, targeting a copper-gold porphyry system. Drilling at Snip North intersected broad zones of significant mineralization within a large potassic alteration system, indicating a nearby porphyry source. The 2025 program has focused on Snip North, and drilling is underway.  This program is again using three helicopter-portable drill rigs with a projected budget of $12.0 million.  Results thus far are following the mineralization discovered in 2024, with extensive magnetite-bearing potassic alteration expanding laterally and vertically from the 2024 drilling.

In 2023, the Company conducted an extensive drilling program at Iskut based on the analysis of the 2022 drilling and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems and to expand the Bronson Slope mineral resource. Three helicopter-portable core drills were used for this program, which entailed the completion of 17 drill holes exceeding 19,500 meters of core. Results of the 2023 program identified broad zones of sericite-pyrite-carbonate alteration associated with continuous low gold grades. In addition, the first drill program on the Snip North target in 2023 found a new porphyry mineral system. The discovery consists of the intact, well-preserved upper parts of a copper-gold porphyry, which is identified as an intermediate sulfidation epithermal occurrence.

Regional geophysical surveys and continuous surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective copper-gold intrusions recognized on the property fall along this regional trend, and this observation has led us to envision a cluster of copper-gold deposits. Prior drilling at the lithocap on Quartz Rise and historical drilling at the Snip North target have encountered copper-gold grades that were followed up in the 2023 exploration program.

In addition to exploration work at Iskut, the Company continued its planned 2025 reclamation and closure activities at the Johnny Mountain mine site. During the six months ended Jun 30, 2025, the closure planning and implementation activities included waste and waste rock relocation, general permit compliance monitoring, and ongoing closure planning. During the six months ended June 30, 2025, the Company incurred $0.3 million of costs compared to $1.75 million full-year plan for 2025.

Snowstorm Project

At Snowstorm, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Six months ended June 30, 2025	Plan (full year)
Payroll	96	187
Exploration	636	1,117
Environmental and social	12	75
Other holding or property	367	462
Total	1,111	1,841

At Snowstorm, during 2023, the Company evaluated the results of the drilling program that commenced in late 2022 and was completed in early 2023. The 2024 exploration effort was dedicated to understanding the geology encountered in drilling and its relationship to prospective host gold mineralization. Additional research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Several indirect targeting systems were reviewed, and an ambient noise tomography (“ANT”) survey was deployed. Access and permit conditions were reviewed for initiating an initial drill program on the Goldstorm target.

In 2025, the exploration objective at Snowstorm is to continue the evaluation of a Getchell-style gold deposit and deploy a new technology for the discovery of Getchell-style mineralization at Snowstorm. An ANT survey was completed during the first quarter of 2025 and integrated into the data set. This will be included with historical geophysical data, drilling data and geochemistry and will be evaluated by an AI system to refine targets.

3 Aces Project

At 3 Aces, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Six months ended June 30, 2025	Plan (full year)
Payroll	650	1,848
Exploration	726	4,311
Environmental & technical services	303	1,139
Other holding or property	50	125
Total	1,729	7,423

The 2025 exploration objective for 3 Aces is to complete an evaluation of the strike extension of the Central Core Area to the south. Accomplishing this objective will rely on completing 2,500 meters of diamond drilling in 5 to 7 holes. The total budget for the 2025 program at 3 Aces is $7.4 million. Field activities are underway, including core drilling.

In 2024, the Company completed a 7,600-meter drill program at 3 Aces, evaluated resource expansion potential at three targets in the Central Core Area, and completed an initial evaluation on three regional targets. An updated 3-dimensional model has been built that brings together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the CCA. Additional costs per meter drilled in 2024 accounted for the main overrun in exploration expenditures in 2024. The 2023 drill program confirmed these extensions of historical discoveries, including localized high-grade zones, within the favorable parts of the regional fold architecture.

Courageous Lake Project

At Courageous Lake, the Company’s 2025 actual and full-year planned expenditures are summarized in the following table:

($000s)	Six months ended June 30, 2025	Plan (full year)
Payroll	160	360
Environmental and social	9	150
Technical and engineering	34	96
Other property or holding costs	92	176
Total	295	782

In 2025, the Company plans to update the Preliminary Feasibility Study for the Courageous Lake Project. Additional activities for the year include maintaining positive relations with local communities, ensuring that existing permits remain in good standing, and initiating the renewal process for exploration permits scheduled to expire in 2027. The total estimated budget for the Courageous Lake Project in 2025 is $0.8 million.

As reported in prior periods, the Company continues to evaluate the best path forward at its Courageous Lake Project in NWT. Options include securing a joint venture partner, the sale of all or a portion of the project to unlock shareholder value or conducting additional exploration outside the area of known reserves and resources.

In early 2024, the Company filed an updated Preliminary Feasibility Study (the “2024 PFS”) for Courageous Lake. The 2024 PFS all-open pit mine plan shows a considerably more sustainable and profitable mining operation than its 2012 predecessor, with reduced initial capital, lower strip ratio, higher grade, and smaller mine footprint. The 2024 PFS outlines the production of 2.5 million ounces of gold over the initial 12.6-year life of the mine. A stand-alone analysis of the potential expansion below the 2024 PFS mine plan was included as a Preliminary Economic Assessment (“2024 PEA”) forming a separate part of the PFS.

Significant changes from the 2012 PFS include:

●	A 73% increase in after-tax NPV of 5% to US$523 million from US$303 million in 2012

●	A 51% reduction in initial capital from US$1,522 million to US$747 million

●	Increased after-tax IRR from 7.3% to 20.6%

●	Reduced capital payback period from 11.2 years to 2.8 years

●	Average gold reserve grade increased 18% from 2.2 g/t to 2.6 g/t

●	Life of mine strip ratio reduced by 39% from 12.5 to 7.58

●	38% increase in estimated measured and indicated gold resources from 8.0 million to 11.0 million ounces.

The 2024 PFS and the 2024 PEA can be found on the Company’s website www.seabridgegold.com.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position increased by $65.3 million, from $37.8 million on December 31, 2024 to $103.1 million on June 30, 2025. The increase was mainly due to the US$100.2 million cash proceeds from the private placement and bought deal financing completed in February 2025 (discussed below), and the $30.5 million private placement flow-through financing completed in June 2025, partially offset by $54.4 million payment to BC Hydro for construction of the Treaty Creek switching station, and cash used in early works infrastructure and technical and site investigation work at KSM, environmental, and exploration projects, and corporate and administrative costs. Included in current liabilities at June 30, 2025, is $6.9 million of flow-through premium liability, which is a non-cash item (December 31, 2024 - $6.9 million) and will be reduced as flow-through expenditures are incurred. The Company’s ability to fund its operations and capital expenditures, and other obligations as they become due, is dependent upon market conditions.

On June 19, 2025, the Company issued 1,200,000 flow-through common shares at $25.38 per common share for aggregate gross proceeds of $30.5 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement is December 31, 2025. At the time of issuance of the flow-through shares, a $6.2 million premium was recognized as a liability on the consolidated statements of financial position. During the six months ended June 30, 2025, the Company incurred $2.7 million of qualifying exploration expenditures and $0.5 million of the premium was recognized through other income on the consolidated statements of operations and comprehensive income (loss).

On February 13, 2025, the Company entered into an agreement to sell, on a bought deal basis, 6,540,000 common shares of the Company, at US$12.25 per common share, for gross proceeds of US$80.1 million. The financing closed on February 19, 2025. Also on February 13, 2025, the Company entered into a private placement subscription agreement with a strategic investor to sell 1,640,000 common shares of the Company at US$12.25 per common share, for gross proceeds of US$20.1 million. The private placement closed concurrently with the bought deal. In aggregate, 8,180,000 common shares were issued at a price of US$12.25 per common share, for gross proceeds of US$100.2 million.

During the first quarter of 2025, the Company replaced its US$750 million base shelf prospectus and related registration statement, that was expiring in late January 2025, with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. In January 2025, the Company renewed its ATM offering that allows for the issuance of up to an additional US$100 million of its common shares by way of sales over the New York Stock Exchange. The ATM continues in place until February 2027 (or until US$100 million in shares have been sold). Under the terms of the US$80.1 million bought deal financing completed on February 19, 2025, the Company agreed not to sell any of its shares for the 90-day period following financing completion. Accordingly, unless its covenant was waived, the Company could not sell shares under its ATM offering until after May 20, 2025.

During the six months ended June 30, 2025, the Company raised $2.2 million (in 2024 - $31.3 million) through the ATM offering. As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing to fund its exploration projects and ongoing activities. When and if required, the Company will seek additional sources of cash to cover its proposed exploration and development programs at its key projects, in the form of equity financing or from the sale of non-core assets.

During the six months ended June 30, 2025, operating activities, including working capital adjustments, $5.2 million cash used in operating activities compared to $8.6 million cash used in the comparative period of 2024. The decrease in cash used in operating activities was mainly due to changes in working capital, higher interest income, and lower professional fees. Operating activities in the near term are expected to remain stable or increase marginally, given the growth in projects and corporate activity in the Company.

($000s)	June 30, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	121,383	49,815
Amounts receivable and prepaid expenses	6,854	2,928
Investment in marketable securities	6,672	5,403
Total current assets	134,909	58,146

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	22,228	11,281
Flow-through share premium	6,893	6,940
Lease obligations	397	348
Provision for reclamation liabilities	2,310	1,750
Total current liabilities	31,828	20,319
Working Capital (1)	103,081	37,827

(1)	This is a non-GAAP financial performance measure with no standard definition under IFRS.

Other Financings

As discussed under Liquidity and Capital Resources section above in January 2025, the Company renewed its ATM offering program, entitling the Company, at its discretion, and from time to time, to sell up to US$100 million in value of common shares of the Company. This program can be in effect until the Company’s US$750 million Shelf Registration Statement expires in February 2027.

During the six months ended June 30, 2025, the Company issued 126,750 shares, at an average selling price of $17.79 per share, for net proceeds of $2.2 million under the Company’s ATM. During 2024, the Company issued 3,645,859 shares at an average selling price of $21.25 per share for net proceeds of $75.9 million under the Company’s ATM. As at June 30, 2025, US$97.4 million was available under the ATM. Subsequent to the quarter end, the Company issued 90,000 shares, at an average selling price of $22.89 per share, for net proceeds of $2.0 million under the Company’s At-The-Market offering.

On June 5, 2024, the Company issued 575,000 flow-through common shares at $31.26 per common share for aggregate gross proceeds of $18.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $6.4 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $3.1 million of qualifying exploration expenditures and $1.1 million of the premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss). During the six months ended June 30 2025, the Company incurred $14.9 million of qualifying exploration expenditures and the remaining $5.3 million premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).

On December 23, 2024, the Company issued 195,500 flow-through common shares at $25.67 per common share for aggregate gross proceeds of $5.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2024. At the time of issuance of the flow-through shares, $1.7 million premium was recognized as a liability on the consolidated statements of financial position. During the year ended December 31, 2024, the Company incurred $0.2 million of qualifying exploration expenditures and $0.1 million of the premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss). During the six months ended June 30 2025, the Company incurred $1.1 million of qualifying exploration expenditures and $0.4 million of the remaining premium was recognized through other income on the interim condensed consolidated statements of operations and comprehensive income (loss).

The Company will continue its objective of advancing its major gold projects, KSM and Courageous Lake, and further explore the Iskut, Snowstorm, and 3 Aces projects to either sell or enter into joint venture arrangements with major mining companies. The market for metals streams and royalty interests seems to be growing, and the Company will determine the merits of disposing of options it holds on non-core net profits interests and net smelter returns. Financing future exploration and development may include the selling or entering into new streaming and royalty arrangements.

Secured Notes

On June 29, 2023, the Company, through its wholly-owned subsidiary, KSM Mining ULC (“KSMCo”) issued a secured note and royalty arrangement (collectively referred to as the “2023 Secured Note”) on the KSM Project with Sprott Private Resource Streaming and Royalty (B) Corp. (“Sprott”). The 2023 Secured Note has a principal amount of US$150 million, bears interest at 6.5% per annum and matures upon the earlier of commercial production and March 24, 2032 or March 24, 2035 if certain events occur, as described below. The arrangement includes conditions and multiple features that could alter the Company’s obligation to Sprott. The 2023 Secured Note includes options for Sprott to put the 2023 Secured Note back to the Company if KSM’s Environmental Assessment Certificate (the “EAC”) expires or if project financing for construction is not secured by March 24, 2027. Unless Sprott exercises its put rights at an earlier date, the 2023 Secured Note is to be exchanged at maturity for a net smelter returns royalty (the “NSR”) on all metals produced from the KSM Project and sold, such NSR to be at a percentage of 1%, 1.2%, 1.25% or a 1.5%, under different scenarios, to be paid in perpetuity. The Company has the option to buy down the NSR percentage to either a 0.5% or a 0.625% NSR on or before three years after commercial production has been achieved, for an amount that provides Sprott a minimum guaranteed annualized return.

The key terms of the 2023 Secured Note include:

●	The 2023 Secured Note matures (“Maturity Date”) at the earlier of:

a)	Commercial production being achieved at KSM; and

b)	Either March 24, 2032, or, if the EAC expires and Sprott does not exercise its right to put the 2023 Secured Note to the Company, March 24, 2035.

●	On the Maturity Date, the NSR is sold and Sprott may satisfy the obligation to pay the NSR purchase price of US$150 million with cash or setting-off the amount against the 2023 Secured Note principal amount due.

●	Prior to its maturity, the 2023 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. Payment of quarterly interest due on or before June 29, 2025 (the “Deferred Interest”) is deferred and Deferred Interest plus accrued interest on it, aggregating US$21.5 million must be paid on or before December 29, 2025. The US$21.5 million can be satisfied by way of cash, common shares or increasing the NSR percentage from 1% to 1.2%. The Company can elect to satisfy quarterly interest payments in cash or by having Seabridge issue common shares with a value equal to a 5% discount on the 5-day volume weighted average trading price (“VWAP”).

●	If project financing to develop, construct and place the KSM Project into commercial production is not in place by March 24, 2027, Sprott can put the 2023 Secured Note back to the Company for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time US$155 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$180 million plus accrued and unpaid interest. Sprott’s put right expires once such project financing is in place. If Sprott exercises this put right, Sprott’s right to purchase the NSR terminates.

As at June 30, 2025, the fair value of the 2023 Secured Note was calculated based on a 1.25% to 1.5% NSR (December 31, 2024 – 1.25% to 1.5%).

●	If the KSM Project’s EAC expires at any time while the 2023 Secured Note is outstanding, Sprott can put the 2023 Secured Note back to the Company at any time over the following nine months for:

a)	If the Company is obligated to sell Sprott a 1% NSR on the Maturity Date at the time, US$165 million plus accrued and unpaid interest, or

b)	If the Company is obligated to sell Sprott a 1.2% NSR on the Maturity Date at the time, US$186.5 million plus accrued and unpaid interest.

On July 26, 2024, KSM received the SSD from the BC government. This designation makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the investors can put the secured note back to the Company for the EAC expiry. As mentioned above in the outlook for KSM, two petitions have been filed with the Province challenging the SSD. However, based on the merits of the Company’s original application and the Province’s thorough review and consultation process, management considers that the probability of KSM Mining ULC not retaining or not re-obtaining the EAC is remote.

The Company’s obligations under the 2023 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

If Sprott exercises either of its put right, its right to purchase the NSR terminates. The Company can elect to make the applicable payment due on Sprott’s exercise of one of its put rights in the form of Seabridge common shares instead of cash, subject to limitations noted below. No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

If commercial production is not achieved at the KSM Project prior to March 24, 2032, the size of the NSR to be sold to Sprott on the Maturity Date will increase by 25% (i.e. from 1% to 1.25% or from 1.2% to 1.5%, depending on the applicable percentage at the time).

A number of the above-noted terms within the agreement represent embedded derivatives. Management has elected not to separate these embedded derivatives from the underlying host secured note and instead account for the entire 2023 Secured Note as a financial liability at fair value through profit or loss.

The 2023 Secured Note was recognized at its estimated fair value at initial recognition of $198.8 million (US$150 million) using a discounted cash flow model with a Monte Carlo simulation. This incorporated several scenarios and probabilities of the EAC expiring, achieving commercial production and securing project financing, metal prices forecasts, and discount rates. During the six months ended June 30, 2025, the fair value of the 2023 Secured Note increased, and the Company recorded a $22.6 million loss (year ended December 31, 2024 - $30.7 million gain) on the remeasurement. As at June 30, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

On March 24, 2022, the Company entered into an agreement selling a secured note (“2022 Secured Note”) that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project to Sprott Resource Streaming and Royalty Corp. and Ontario Teachers’ Pension Plan (jointly, the “Investors”) for US$225 million. The proceeds of the financing were to be used to continue ongoing physical works at KSM and advance the project towards a designation of Substantially Started.

The key terms of the 2022 Secured Note include:

●	When the 2022 Secured Note matures, the Investors will use all of the principal amount repaid on maturity to purchase a 60% gross silver royalty (the “Silver Royalty”). Maturity occurs upon the first to occur of:

a)	Commercial production being achieved at KSM; and

b)	Either on March 24, 2032, the 10-year anniversary, or if the EAC expires and the Investors do not exercise their right to put the 2022 Secured Note to the Company, on March 24, 2035.

●	Prior to its maturity, the 2022 Secured Note bears interest at 6.5% per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares.

●	The Company has the option to buyback 50% of the Silver Royalty, once sold, on or before three years after commercial production has been achieved, for an amount that provides the Investors a minimum guaranteed annualized return.

●	If project financing to develop, construct and place KSM into commercial production is not in place by March 24, 2027, the Investors can put the 2022 Secured Note back to the Company for US$232.5 million, with the Company able to satisfy such amount in cash or by delivering common shares at its option subject to limitations noted below. This right expires once such project financing is in place. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates.

●	If KSM’s EAC expires at anytime while the 2022 Secured Note is outstanding, the Investors can put the 2022 Secured Note back to the Company for US$247.5 million at any time over the following nine months, with the Company able to satisfy such amount in cash or by delivering common shares at its option, subject to limitations noted below. If the Investors exercise this put right, the Investors’ right to purchase the Silver Royalty terminates. Receipt of the SSD makes the EAC for the KSM Project no longer subject to expiry and virtually eliminates the possibility that the Investors can put the secured note back to the Company for the EAC expiry. As mentioned above, two petitions have been filed with the Province challenging the SSD. However, based on the information available, management considers the probability of KSM Mining ULC not retaining or not re-obtaining the SSD is remote.

●	If commercial production is not achieved at KSM prior to March 24, 2032, the Silver Royalty payable to the Investors will increase to a 75% gross silver royalty. As at June 30, 2025, the fair value of the 2022 Secured Note was calculated based on a 75% gross silver royalty (December 31, 2024 - 75%).

●	No amount payable shall be paid in common shares if, after the payment, any of the Investors would own more than 9.9% of the Company’s outstanding shares.

●	The Company’s obligations under the 2022 Secured Note are secured by a charge over all of the assets of KSMCo and a limited recourse guarantee from the Company secured by a pledge of the shares of KSMCo.

In accordance with IFRS 13, the fair value of a financial liability with a demand feature cannot be less than the amount payable on demand, discounted from the first date that the amount could be required to be paid. Based on an analysis of probabilities of potential outcomes for the timeline to secure project financing, it was concluded that the Financing Put for the 2022 Secured Note would become exercisable in 2027, therefore, as at June 30, 2025, the fair value of the 2022 Secured Note was recorded as the fair value of the Financing Put, of $304.5 million, and the Company recorded a $9.3 million gain. As at June 30, 2025, management does not expect the EAC to expire, hence no impact on the fair value determination.

As at December 31, 2024, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, of $313.8 million, and for the year ended December 31, 2024, the Company recorded a $19.4 million loss.

To satisfy the interest payment on the 2022 Secured Note, during the six months ended June 2025, the Company issued 585,395 common shares in respect of the interest incurred during the period (year ended December 31, 2024 - 1,101,403 common shares).

COMMITMENTS AND CONTINGENCIES

The Company has the following commitments as at June 30, 2025:

	Payments due by years
($000s)	Total	2025	2026-2027	2028-2029	2030-2031
2022 Secured Note – interest	113,987	9,951	39,804	39,804	24,428
2023 Secured Note – interest	105,248	35,891	26,536	26,536	16,285
Capital expenditure commitments	48,367	48,367	-	-	-
Flow-through share expenditures	31,606	3,812	27,794	-	-
Mineral interests	8,644	238	1,634	3,386	3,386
Lease obligation	2,443	424	1,018	851	150
	310,295	98,683	96,786	70,577	44,249

In 2022, the Company entered into a Facilities Agreement with BC Hydro covering the design and construction of facilities by BC Hydro to supply construction phase hydro-sourced electricity to the KSM project from the Treaty Creek switching station. On March 21, 2024, and again on January 8, 2025, the Company signed amendments to the Facilities Agreement with BC Hydro.

Under the amended Facilities Agreement, the cost to complete the construction is estimated to be $86.2 million, of which the Company has fully paid, inclusive of $31.8 million paid during the current quarter. In addition, the Facilities Agreement requires $74.7 million in security or cash from the Company for BC Hydro system reinforcement, which is required to make the power available. The Company has fully paid all of the security to BC Hydro, inclusive of $7.0 million paid in the current quarter. The $74.7 million system reinforcement security will be forgiven annually, typically over a period of less than 8 years, based on project’s consumption of power. As at June 30, 2025, all payments under the Facilities Agreement and the subsequent amending agreements have been made.

Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares or a combination of the two, subject to limitations described above.

Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. Payment of quarterly interest due up to June 29, 2025 was deferred and US$21.5 million must be paid on or before December 29, 2025. The deferred interest and ongoing quarterly interest can be satisfied by way of cash, common shares, or a combination of the two. Should the Company decide not to pay the deferred interest, the NSR percentage increases from 1 to 1.2%, subject to limitations described above.

OTHER CONTINGENCIES

During 2016, upon the completion of an audit of the application by tax authorities of the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority has categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. During the first quarter of 2023, the Company completed the discovery process with the Department of Justice that included settling an agreed statement of facts. The Company presented its case in the BC Supreme Court in September 2024. As at June 30, 2025, the Company has paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) has withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance, including interest. As a result the Company has recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment (the “BC METC Judgment”) was rendered substantially in the favor of the Company and confirmed that the Company’s expenditures did qualify for the BCMETC program. The CRA was granted 30 days to appeal the ruling with the BC Supreme Court, but it did not proceed with an appeal. Management is working with its counsel on the next steps to have reassessments prepared, recover the receivable recorded, including interest, and potentially the recovery of trial costs.

As previously disclosed in the Company’s prior years financial statements and in its consolidated financial statements for the year ended December 31, 2024, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three years ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to subscribers, the expenditures which it determined to be CEE. The notice disputes the eligibility of the same types of expenditures the CRA categorized as not qualifying for the BCMETC program in the case described above and the relevant wording of the test for expenditures that qualify for the BCMETC program is the same as the relevant wording of the test for expenditures that qualify as CEE. The Company responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at June 30, 2025. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.0 million in potential interest. If the reasoning of the BCMETC Judgement is applied to the expenditures claimed to be ineligible by the CRA, the notices of objection should be accepted and the reassessments of the Company and the investors should be reversed. No provision has been recorded related to the tax, potential interest, or the potential indemnity, as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.

CONTROLS AND PROCEDURES

The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of June 30, 2025, that they are appropriately designed.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Changes to Internal Controls Over Financial Reporting

There has been no change in the Company’s design of internal controls and procedures over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

Cybersecurity

The Company’s management is responsible for cybersecurity risks that face the Company, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of those risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures.

SUSTAINABILITY

Management and the Board of Directors consider more than just environmental, social, and governance issues when considering Sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to Sustainability. Thus, the Board of Directors and management has incorporated Sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with leading governance standards. The Board of Directors has established a Sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s Sustainability initiatives. This Committee reviews climate-related and nature-related risks and opportunities each time they meet and shares key discussion points with the full Board of Directors. The Company’s Sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s Sustainability reporting practice. The Sustainability Policy influences the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors in associated matters. The policy also governs the strategic framework and Sustainability goals. The Company publishes its Sustainability Report, including its Climate Strategy report, annually covering its Sustainability performance and approach to climate change for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve leading operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.

In the six months ended June 30, 2025, and to the date of this report, the Company had no significant environmental and safety incidents or concerns that required reporting to government agencies or other regulators.

In addition to its Sustainability Policy, the Company has implemented its Environmental Policy, Health and Safety Policy, which includes separate policies on discrimination, bullying, harassment, and violence, as well as a Workplace Employment Policy and a Policy Statement on Diversity. The Sustainability Reports, including climate strategy, and all of the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.

SHARES ISSUED AND OUTSTANDING

At August 13, 2025, the issued and outstanding common shares of the Company totaled 102,129,064. In addition, there were 755,302 RSUs and 52,500 DSUs outstanding. Assuming the conversion of all of these instruments into shares, the issued and outstanding common shares would be 102,936,866.

Related Party Transactions

During the first half of 2025 and 2024, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 2 in the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2025.

CRITICAL ACCOUNTING ESTIMATES

Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2024.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve several business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects inaccurate assumptions and other factors. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or other such factors which affect this information, except as required by law.